Mail Stop 3561


									January 5, 2006




Mr. David A. Brandon
Chief Executive Officer
Domino`s Pizza, Inc.
30 Frank Lloyd Wright Drive
Anne Arbor, Michigan 48106


		RE:	Domino`s Pizza, Inc.
			Domino`s, Inc.
			Form 10-K for Fiscal Year Ended January 2, 2005
Filed March 17, 2005
			File No.  1-132242 and 333-74797

Dear Mr. Brandon:

		We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 2, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 19

Contractual Obligations and Commitments, page 30

1. Please add interest payments related to your long-term debt to the table. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your future cash requirements. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19,
2003 available at www.sec.gov.


Notes to Consolidated Financial Statements, page 40

(1) Description of Business and Summary of Significant Accounting
Policies, page 40

Other Assets, page 41

2. Please disclose the nature of your investments in international franchises. Please also quantify your ownership interest and your policy for accounting for these investments.


Item 9A. Controls and Procedures, page 103

3. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule
13a-15 and 15d-15. However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective "in ensuring that information required to be disclosed in this annual report was recorded, processed, summarized and reported within the time periods required by rules and regulations of the SEC." Please confirm for us, if true, that the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e). Revise future filings accordingly.

Item 15. Exhibits, Financial Statement Schedules and Reports, page
107

4. Please revise your Form 10-K to include your ratio of earnings to fixed charges. Refer to Items 601(12) and 503(d) of Regulation S-K.

Exhibits - Section 302 Certifications

5. We note that your certifications are not exactly consistent with the requirements of Item 601(b)(31) of Regulation S-K. Specifically, we note that disclosure 6. of your certifications is not part of the
Item 601 certification requirements. Please revise your filings to delete disclosure 6. Please also ensure that disclosure 4. of your certifications references Exchange Act Rules 13a-15e and 15d-15e rather than 13a-14 and 15d-14.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. David A. Brandon
Domino's Pizza, Inc.
January 5, 2006
Page 4